Exhibit 99.3

Nano Labs Ltd

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: NA)

FORM OF PROXY FOR ANNUAL GENERAL MEETING
(or any adjourned or postponed meeting thereof)
to Be Held on December 1, 2023

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Nano Labs Ltd, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A and Class B ordinary shares of the Company, par value US$0.0001 per share (collectively, the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 30th Floor, Dikaiyinzuo, No. 29, East Jiefang Road, Hangzhou, Zhejiang, People’s Republic of China on December 1, 2023 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”). This Form of Proxy and the accompanying AGM Notice are first being mailed to the shareholders of the Company on or about October 30, 2023.

Only the holders of record of the Ordinary Shares at the close of business on October 23, 2023 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents two Class A ordinary shares. Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act directly through Citibank, N.A., the depositary of the Company’s ADS program, if the ADSs are held by a holder on the books and records of the Depositary, or a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on lass behalf of holders, as the case may be, as to how to vote the shares represented by ADSs. As of the close of business on the Record Date, we expect that 73,475,601 Class A ordinary shares (including Class A ordinary shares underlying ADSs) and 57,178,154 Class B ordinary shares are outstanding.

The quorum of the AGM is one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all votes attaching to the total issued voting shares in the Company throughout the AGM.

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairperson of the AGM acts as proxy and is entitled to exercise the chairperson’s discretion, the chairperson has indicated the chairperson will vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will vote on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Nano Labs Ltd, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its principal executive offices at 30th Floor, Dikaiyinzuo, No. 29, East Jiefang Road, Hangzhou, Zhejiang, People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s principal executive offices (to the attention of: Jianping Kong) at 30th Floor, Dikaiyinzuo, No. 29, East Jiefang Road, Hangzhou, Zhejiang, People’s Republic of China as soon as possible so that it is received by the Company not less than 48 hours before the time appointed for holding the AGM.

Nano Labs Ltd

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: NA)

FORM OF PROXY FOR ANNUAL GENERAL MEETING
(or any adjourned or postponed meeting thereof)
to Be Held on December 1, 2023

I/We ___________________________[insert name] of ___________________________[insert address] being the registered holder of ___________________________ Class ___ ordinary shares1, par value US$0.0001 per share, of Nano Labs Ltd (the “Company”) hereby appoint the Chairperson of the Annual General Meeting (the “Chairperson”)2 or ___________________________ of ___________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 30th Floor, Dikaiyinzuo, No. 29, East Jiefang Road, Hangzhou, Zhejiang, People’s Republic of China, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, in his or her discretion3.

RESOLUTION:

The ordinary resolution as set out in the Notice of Annual General Meeting regarding the appointment MaloneBailey, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated ____________________, 2023	Signature(s)[4]: ____________________

1.	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	If any proxy other than the Chairperson is preferred, strike out the words “the Chairperson of the Annual General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairperson acts as proxy and is entitled to exercise his discretion, he has indicated his intent to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolution referred to in the AGM Notice which has been properly put to the AGM.

4.	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.